Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

Frequently Asked Questions – Week of July 6, 2009

The following information is being provided in response to Cameron and NATCO employee questions posted on the www.WelcometoCameron.com website.  As has been noted in the prior FAQ installments, it is important to remember that until the merger is completed, the two companies must remain separate entities and continue to operate independently of each other.

1.	Does Cameron have a 9/80 work schedule available?

In general Cameron does not offer 9-80 or 4 day, 10 hr work weeks.  Work schedules are determined by the local needs and vary depending on location but typically conform to a standard work schedule.

2.	Since Cameron doesn't have a safety incentive program, will all incentives earned by NATCO employees be paid out at the time of the merger?

Decisions regarding all benefits, incentive programs, and other compensation issues will be made and communicated closer to the date the merger closes.

3.	Does Cameron have a Credit Union that they are affiliated with?

Yes, Cameron is affiliated with Texas One Community Credit Union.  http://www.texasoneccu.com/.

4.	What is Cameron's pay schedule? Weekly, bi-weekly, or twice monthly, and on what day (i.e. Monday)? Does Cameron have direct deposit?

Pay schedules at Cameron vary depending on a specific employee’s location.  Direct deposit is available.

5.	Does Cameron as a whole or in some divisions offer flexible work schedules such as 10 hour days, 4 days a week?

See number 1 above.

6.
Are Cameron’s IT infrastructure, help desk, and desktop support functions managed by Cameron employees or by a third party outsource vendor such as EDS? Which Houston location houses the primary datacenter?

Cameron’s IT infrastructure, help desk and desktop support functions are managed by Cameron employees.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron will file with the SEC a Registration Statement on Form S-4 and NATCO will file a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the S-4 and proxy statement (when available) and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov. The S-4 and proxy statement (when it is available) and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO using the contact information above.